UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

NO ACT

ACT SEA
SECTION 14a
RULE 14a-8(e)(3); 14a-8(i)(3), 14a-8(b)
PUBLIC
AVAILABILITY 9-17-12

September 17, 2012

R. Darrell Mounts, Esquire
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600

Re: Foxby Corp.

Dear Mr. Mounts:

This is in regard to your letter dated August 23, 2012 concerning the shareholder proposal submitted to Foxby Corp. by Remington Value & Special Situation Fund, LLC for inclusion in Foxby Corp.'s proxy materials for its upcoming special meeting of security holders. Your letter indicates that Foxby Corp. has withdrawn its objection to inclusion of the shareholder proposal in its special meeting proxy materials and that Foxby Corp. therefore withdraws its request for a no-action letter from the Division, which was received by the Securities and Exchange Commission on August 3, 2012. Because the matter is now moot, we will have no further comment.

If you have any questions or comments concerning this matter, please call me at (202) 551-6964.

Sincerely,

Dominic Minore

Dominic Minore
Senior Counsel
Office of Disclosure and Review

cc: John M. Baker, Esq.

12000377

From: Clarke-Pearson, Mary [mailto:Mary.Clarke-Pearson@klgates.com]
Sent: Thursday, August 23, 2012 4:46 PM
To: IMshareholderproposals
Cc: Greene, Larry L. (IM); Pfordte, Richard; 'gabella@investmentpartners.com'; 'Thomas Winmill'; John Ramirez; Mounts, Darrell; Sulaiman, Fatima S.; 'dminore@sec.gov'
Subject: RE: Foxby Corp./No-Action Request under Rule 14a-8

Ladies and Gentlemen,

This is to inform you that our client, Foxby Corp. ("Fund") has determined to withdraw the attached no-action request letter under Rule 14a-8, which was previously submitted on August 3, 2012, as shown below. As discussed on August 21, 2012 with Mr. Pfordte and Mr. Minore, the Fund has determined to include in its proxy statement the shareholder proposal in the form most recently provided by the shareholder to the Fund. The proxy statement does not include a statement in opposition from the Fund or any recommendation by the Fund as to how to vote on the shareholder proposal. The Fund filed the definitive proxy statement with the Securities and Exchange Commission today.

Please contact Fatima Sulaiman at 202-778-9082 or Darrell Mounts at 202-778-9298 with any communications regarding this request. Thank you for your attention to this matter.

K&L GATES

Mary K. Clarke-Pearson
Associate
1601 K Street NW
Washington, DC 20006
Phone: (202) 778-9458
Fax: (202) 778-9100
mary.clarke-pearson@klgates.com
www.klgates.com

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Telephone (202) 822-9611
Fax (202) 822-0140
www.stradley.com

August 8, 2012

BY E-MAIL: IMshareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: Shareholder Proposal for Foxby Corp.

Ladies and Gentlemen:

I am writing in response to the letter from R. Darrell Mounts of K&L Gates LLP, dated August 3, 2012, concerning the shareholder proposal ("Proposal") submitted by Remington Value & Special Situation Fund, LLC ("Remington") to Foxby Corp. ("Fund"). The letter from Mr. Mounts requested confirmation, on behalf of the Fund, that the staff of the Division of Investment Management ("Staff") of the Securities and Exchange Commission ("SEC") would not recommend an enforcement action if the Fund were to omit the Proposal from its proxy materials for its Special Meeting of Shareholders. For the reasons set forth herein, the Staff should refuse to grant the requested no-action relief.

Background

Remington currently owns 52,171 shares of the Fund and has continuously held at least $2,000 worth of the Fund's shares since October 2006. Remington in 2008 submitted a shareholder proposal requesting the Fund's Board of Directors to take steps necessary to make open market purchases to reduce the gap between the Fund's share price and its net asset value per share (as more fully set forth in the proposal). That proposal received 849,631 votes in favor and only 754,345 votes against, although the Fund took the position that the proposal did not pass because it did not receive concurrence of a majority of the votes entitled to be cast.

The Fund's 2008 annual meeting was held on September 30, 2008. Three days later, the Fund announced on October 3, 2008, that it had submitted written notice to the American Stock Exchange ("AmEx") of its intention to voluntarily delist its common stock from the AmEx. With the benefit of hindsight, it seems obvious that an important effect of the Fund's decision was to avoid the requirement of Section 704 of the AmEx Company Guide, which required most listed companies, including the Fund, to hold annual meetings. At the time, however, the Fund gave no indication that it planned to stop holding annual meetings. Instead, the Fund's proxy statement stated that a shareholder proposal intended to be considered at the 2009 annual meeting must be received no earlier than May 1, 2009, and, if to be included in the Fund's 2009 proxy statement, must be received on or before May 1, 2009.

Remington submitted the Proposal to the Fund for inclusion in the Fund's proxy statement for its next annual meeting, and the proposal was delivered to the Fund on May 1, 2009, which according to the Fund's 2008 proxy statement was the only day possible. Remington subsequently noted, with surprise and concern, that the Fund had not filed proxy solicitation materials with the SEC or otherwise taken steps toward holding its annual meeting. Remington on November 23, 2009, wrote to the Fund to find out the date, time, and place of the Fund's 2009 annual meeting. The Fund wrote back on November 30, 2009, saying only that "Foxby Corp. does not have a stockholder meeting currently scheduled."

When the Fund announced that it would hold a special meeting in 2012, Remington assumed that the Fund would include the existing Proposal in its proxy statement. It was only after the Fund filed its preliminary proxy materials that Remington realized that the Fund had omitted the Proposal. The Fund did not reach out to Remington in any way to alert it that the Proposal would be omitted. Remington promptly contacted the Fund to remind it of the Proposal's existence.

The 80-Day Filing Requirement Should Not Be Waived

Rule 14a-8(j)(1) under the Securities Exchange Act of 1934 requires that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the SEC. The Fund has requested that this requirement be waived. There is no reason for a waiver, when the Fund has had the Proposal in hand for more than three years.

The Proposal Was Timely Submitted

The Fund argues that the Proposal may be omitted from the proxy statement because it was not submitted a reasonable time before the company begins to print and send its proxy materials. There is no basis for omission; the Proposal was timely submitted according to the directions in the Fund's most recent proxy statement, arriving on the only day that the Fund would accept a shareholder proposal.

The Fund argues that a shareholder proposal cannot be held indefinitely open for consideration at an annual or special meeting to be held at some unspecified future date. This should be recognized for what it is: a request by the Fund for a special exemption from Rule 14a-8 when a shareholder has complied with all of the rule's requirements. The Fund makes this particularly clear by suggesting that there is some obligation to refer to an outstanding proposal in every amendment to a Schedule 13D. The Fund's attempt to add unwritten requirements to Rule 14a-8 should be rejected. That is particularly true here, where Remington has followed the Fund's guidance in detail and the Fund itself—because it did not hold meetings for several years, until events compelled a special meeting, and because it did not include the Proposal in its proxy statement or contact Remington concerning it—has caused the circumstance of which it complains.

The Proposal Is Not False or Misleading

The Fund also argues that the Proposal contains materially false and misleading statements. The factual information in the Proposal is necessarily somewhat dated, but it is not false or misleading. With respect specifically to the Fund's expense ratio, while the Fund's expenses are currently lower than Remington projected in the Proposal, the Fund's expense ratio has indeed exceeded 7% in the past. It should be noted that the current proposed advisory contract contemplated in the Fund's preliminary proxy statement requests (a) an increase in the management fee and (b) for the fee to be charged on the Fund's gross assets rather than on its net assets. Both of these features would serve to increase the Fund's expense ratio, and there does not appear to be any indication that the Fund's expenses would be subject to a cap, as is frequently the case in registered funds of this size.

Although its original proposal was sent in 2009, Remington continues to believe that merging the Fund should be considered at the upcoming annual meeting, as it contends that there are funds managed by affiliates of the Fund's adviser with better overall attributes for shareholders. As such, Remington would be pleased to update the proposal to address any inaccuracies and, mindful of the Fund's legitimate need for quick action, would commit to do so as quickly as possible.

* * * * *

I trust that the foregoing has demonstrated that Remington is entitled to have the Proposal included in the Fund's proxy statement pursuant to Rule 14a-8. Please contact me at (202) 419-8413, or by e-mail at jbaker@stradley.com, if you have any questions.

Very truly yours,

John M. Baker

cc: R. Darrell Mounts, Esq., K&L Gates LLP
John F. Ramirez, Esq., Foxby Corp.
Richard Pfordte, Esq., Securities and Exchange Commission
Larry L. Greene, Esq., Securities and Exchange Commission
Mr. Gregg T. Abella, Remington Value & Special Situations Fund, LLC
Lawrence P. Stadulis, Esq., Stradley Ronon Stevens & Young, LLP

From: Clarke-Pearson, Mary
Sent: Friday, August 03, 2012 4:54 PM
To: 'IMshareholderproposals@sec.gov'
Cc: 'gabella@investmentpartners.com'; Thomas Winmill; 'John Ramirez'; Mounts, Darrell; 'greenl@sec.gov'; 'pfordter@sec.gov'
Subject: Foxby Corp./No-Action Request under Rule 14a-8

Ladies and Gentlemen,

Attached is a no-action request letter under Rule 14a-8 submitted on behalf of our client, Foxby Corp. ("Fund"). As explained in greater detail in the attached letter, the Fund is currently addressing Staff comments on its preliminary proxy statement and expects to print and file its definitive proxy materials as soon as these comments have been addressed. In order to permit the Fund to meet its schedule for the printing and filing of the definitive proxy materials, the Fund respectfully requests Staff guidance on the attached request as soon as practicable.

Please contact Darrell Mounts of K&L Gates at 202-778-9298 with any communications regarding this request. Thank you for your attention to this matter.

K&L GATES

Mary K. Clarke-Pearson
Associate
1601 K Street NW
Washington, DC 20006
Phone: (202) 778-9458
Fax: (202) 778-9100
mary.clarke-pearson@klgates.com
www.klgates.com

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

August 3, 2012

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549-3010

Re: Shareholder Proposal Submitted by Remington Value & Special Situation Fund, LLC

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as counsel to Foxby Corp., a Maryland corporation ("Fund"), we request confirmation that the staff of the Division of Investment Management ("Staff") will not recommend an enforcement action if the Fund omits from its proxy materials for its Special Meeting of Shareholders the proposal described below for the reasons set forth herein.

I. Background

The Fund is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a non-diversified, closed-end management investment company. The Fund's shares are traded over the counter under the ticker symbol FXBY.

Bassett S. Winmill, the Fund's portfolio manager and the owner of 100% of the voting stock of Winmill & Co. Incorporated ("Winco"), the parent company of the Fund's investment adviser, passed away causing his ownership interest in Winco, among other assets, to be transferred to the Winmill Family Trust. This transfer caused an assignment and effective termination of the Fund's investment management agreement under the 1940 Act. In accordance with Rule 15a-4(b)(1) under the 1940 Act, the Fund's Board of Directors approved an interim investment management agreement. On June 19, 2012, the Fund issued a press release informing shareholders that the Fund would be holding a special meeting of shareholders sometime before October 12, 2012 to approve a new investment management agreement ("Special Meeting"). On July 20, 2012, the Company filed a preliminary proxy statement in connection with the Special Meeting. The sole purpose of the Special Meeting is to seek approval of the new investment management agreement.

On July 24, 2012, four days after the preliminary proxy statement was filed, the Fund received an email and attached letter dated the same date (together, the "2012 Letter") from

Remington Value & Special Situation Fund, LLC ("Proponent"). The 2012 Letter included copies of a proposal and related supporting statement (together, the "Proposal") and other correspondence originally submitted to the Fund by the Proponent's counsel on April 30, 2009. The 2012 Letter stated that the Proposal had been submitted in 2009 for inclusion in the Fund's proxy statement for its next meeting. The Proponent stated that, since the Fund had not held shareholder meetings in 2009, 2010, or 2011,[1] the Proposal should be included in the definitive proxy statement to be distributed in connection with the Special Meeting.

The 2012 Letter, the Proposal, all correspondence from the Proponent related to the Proposal, as well as a copy of the press release issued by the Fund on June 19, 2012 are attached hereto as Exhibit A. Pursuant to Rule 14a-8(j)(1) under the Exchange Act, by copy of this letter we are advising the Proponent directly that the Fund intends to omit the Proposal from the proxy materials for the Special Meeting.

II. The Proposal

RESOLVED: The shareholders of Foxby Corp. ("Foxby" or the "Fund") request the Board of Directors to consider seeking an appropriate registered investment company, or series thereof (including other Winmill funds), with the potential goal of effecting a merger or similar transaction with such company or series that is in the best interests of the Fund and its shareholders.

III. The Fund's Bases for Omission of the Proposal

The Proposal may properly be omitted from the proxy materials for the Special Meeting pursuant to Rule 14a-8(e)(3) under the Exchange Act, which requires that a proposal to be presented at a meeting of shareholders other than a regularly scheduled annual meeting must be submitted "a reasonable time before the company begins to print and send its proxy materials." In determining whether a proposal is submitted within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the company reasonable time to consider the proposal without causing an excessive delay in the printing and mailing of proxy materials to its shareholders. Rule 14a-8 does not indicate what constitutes a "reasonable time" in the context of a special shareholder meeting; however, in numerous prior no-action letters, the Staff has stated that it would not recommend enforcement action against a company which did not include in its definitive proxy materials a shareholder proposal received after the preliminary proxy materials relating to that meeting had been filed with the Commission. See, e.g., Greyhound Lines, Inc. (January 8, 1999); Scudder New Europe Fund, Inc. (November 6, 1998); The United Kingdom Fund Inc. (January 12, 1998); Public Service Corporation of Colorado (November 29, 1995); Mass Mutual Mortgage and Realty Investors (April 19, 1985); and Marathon Oil Co. (January 28, 1982).

[1] Under Maryland law and the 1940 Act, the Fund is not required to hold annual shareholder meetings.

The Fund submits that the Proposal cannot be considered to have been submitted within a reasonable time in advance of the printing and mailing of the proxy materials in connection with the Special Meeting. The Proponent submitted its 2012 Letter on July 24, 2012, four days after the proxy materials were filed in preliminary form on July 20, 2012 and a scant two weeks before the definitive proxy materials are scheduled to be finalized and printed for mailing. The Proponent knew or should have known of the Special Meeting since June 19, 2012 when the Fund issued its press release in which it announced its intention to hold the Special Meeting sometime before October 12, 2012. A full month passed between the Fund's public announcement of the Special Meeting and the date it filed its preliminary proxy materials during which period the Proponent had ample time to deliver its request. The Fund is presently in the process of responding to the Staff's comments to the preliminary proxy statement and otherwise finalizing its proxy materials. The Fund does not have a reasonable amount of time to consider, address and potentially oppose the Proposal without causing a significant delay in distributing the proxy materials which raises the risk that there will be insufficient time to solicit proxies.

The Proponent argues in its 2012 Letter that, since the Proposal delivered in 2009 was "not withdrawn" it should be included in the Fund's proxy statement for the Special Meeting. The Fund respectfully disagrees. In the Fund's view, a shareholder proposal cannot be held indefinitely open for consideration at an annual or special meeting to be held at some unspecified future date. Until the receipt of the 2012 Letter, the Proponent had not communicated with the Fund for more than three years regarding the Proposal. On May 1, 2009, in conjunction with the Proponent's original submission of the Proposal, Investment Partners Asset Management, Inc. ("IPAM"), an affiliate of the Proponent, filed an amendment to its Schedule 13D reporting that the Proponent had submitted the Proposal for inclusion in the Fund's proxy statement. Subsequently, IPAM made four filings on Schedule 13D/A (on November 22, 2011, January 20, 2012, February 15, 2012 and February 16, 2012) reporting on a series of sales by the Proponent, as well as other IPAM clients, that dropped IPAM's holdings in Fund shares below 5%. None of these subsequent filings reference the submission of the Proposal. Instead, the filings contain only a general statement that IPAM "may from time to time recommend actions to the [Fund's] board of directors or management for the purpose of increasing the market value of the [Fund's] shares generally." Had the Proponent intended to maintain the Proposal current and in effect, IPAM could have made this intention clear in these subsequent filings. Given the disclosure in these Schedule 13Ds, the Fund could not have known that the Proponent remained interested in submitting the Proposal to shareholders. Moreover, because the Proponent is not a record holder of the Fund's shares, the Fund could not have known that the Proponent remained a beneficial owner the Fund's shares.[2] Under these circumstances, the Fund believes that the period for the

[2] The last Schedule 13D/A filed by IPAM on February 16, 2012 reported beneficial ownership in the Fund's shares of less than 5%. As the Staff is aware, IPAM is not required to submit another Schedule 13D to reflect further sales or acquisitions of Fund shares unless those transactions result in IPAM becoming, directly or indirectly, the beneficial owner of more than 5% of the Fund's shares. Thus the Fund had no way of knowing the Proponent's beneficial ownership interest in the Fund.

timely submission of a shareholder proposal in connection with the Special Meeting commenced when the Fund issued its press release on June 19, 2012. Having made a public announcement of its intention to hold a Special Meeting and having received no communications for more than a month following such announcement, the Fund should not now be forced to accommodate the Proponent's untimely request.[3]

The Fund believes that it also may exclude the Proposal on other grounds including pursuant to Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements in violation of Rule 14a-9 under the Exchange Act. The Proponent resubmitted the Proposal with its 2012 Letter without updating the supporting statement. The supporting statement contains figures and projections compiled by the Proponent in 2009 that are central to the arguments made by the Proponent in support of its Proposal. For instance, the Proponent estimates that "the going-forward annualized expense ratio of the Fund could be as high as 6% or 7%." In fact, the Fund's ratio of total expenses to average net assets for the fiscal years ended December 31, 2011, 2010 and 2009 were 2.03%, 2.28% and 2.61% respectively. The Proponent should have been aware that, at the very least, the figures and projections contained in the supporting statement would need to be updated to be considered for inclusion in the proxy materials. By submitting the Proposal without a single change the Proponent has demonstrated a lack of good faith in presenting the Proposal for shareholder consideration at the Special Meeting.

As the Staff is aware, Rule 15a-4(a)(2) under the 1940 Act permits an interim investment management agreement to remain in effect for only 150 days following the date the previous agreement terminates. The rule thus requires that the Fund's new investment management agreement become effective by October 12, 2012. The Fund has no discretion to change this date. The Fund has well-founded concerns that the time required to: (i) afford the Proponent the opportunity to remedy the eligibility[4] and substantive deficiencies relating to the Proposal (if

[3] We note that in adopting the 1976 amendments to Rule 14a-8, the Commission took into consideration how the deadline for shareholder proposals should be measured in circumstances where there has been a substantial change in the current year's annual meeting from the date of the previous year's annual meeting. The Commission noted that ". . . it does not seem meaningful, where the current year's meeting date is to be substantially different from the preceding year's date, to measure timelines from a date connected with the prior year's meeting." Accordingly, the provisions under Rule 14a-8(e) were amended to provide that, in situations where there has been a change of more than 30 calendar days from the previous year's annual meeting, shareholder proposals must be received by management "a reasonable time in advance of the current year's solicitation." (See Adoption of Amendments Related to Proposals by Security Holders, Exchange Act Release No. 35-19771, Fed. Sec. L. Rep. (CCH) ¶80,812 (Nov. 22, 1976).) The accommodation made by the Commission for shareholder meetings held more than 30 days from the date of the previous year's annual meeting suggests that the Commission views the timeliness of a shareholder's submission as relating to the date of the meeting at which the proposal is to be considered. The Proposal is not timely under these standards.

[4] The 2012 Letter does not include documentation or statements evidencing that the Proponent meets the eligibility requirements for submission of the Proposal under Rule 14a-8(b)(2)(i) or (ii) under the Exchange Act.

they are, in fact, remediable); (ii) permit the Fund's Board of Directors adequate time to consider any revised proposal; and (iii) provide the Proponent adequate time to review any opposing statement by the Fund would cause a dangerous delay in the schedule for distributing the proxy materials for the Special Meeting and raise the risk that there will be insufficient time for the solicitation of proxies. If sufficient votes are not received prior to the termination of the interim investment management agreement, the Fund will be left without an investment adviser. Given the time constraints imposed on the Fund by Rule 15a-4(a)(2), the Proposal cannot be considered to have been timely submitted.

IV. Waiver of 80-Day Filing Requirement

Rule 14a-8(j)(1) requires that the information being filed with this letter be submitted by the Fund not later than "80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." The rule further states that "the Commission staff may permit a company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." Since the 2012 Letter was received subsequent to the filing of the Fund's preliminary proxy materials with the Commission and only two weeks prior to the expected filing of the Fund's definitive proxy materials, it is impossible to satisfy this 80-day requirement. Accordingly, the Fund respectfully requests the Staff to exercise its authority to waive the 80-day requirement.

*   *   *

For the reasons set forth under Section III above, the Fund respectfully requests your confirmation that the Staff will not recommend an enforcement action if the Fund omits the Proposal from the proxy materials in connection with the Special Meeting. The Fund believes that there are a number of other bases under Rule 14a-8 for omitting the Proposal from the proxy materials for the Special Meeting. However, in light of the lateness of the 2012 Letter and the time constraints imposed on the Fund by Rule 15a-4(a)(2), the Fund does not believe it is necessary to address those other bases at this time. If, however, you disagree with the Fund's position under Rule 14a-8(e)(3) set forth above, before the issuance of your response, the Fund requests permission to supplement this request with a discussion of these additional bases under Rule 14a-8.

In order to permit the Fund to meet its schedule for the printing and filing of the definitive proxy materials on or about August 10, 2012 and to permit reasonable time for the solicitation of proxies, we would appreciate a reply to this letter as soon as practicable. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (202) 778-9298.

K&L|GATES

Sincerely,

R. Darrell Mounts

cc: Richard Pfordte, Esq., Securities and Exchange Commission
Larry L. Greene, Esq., Securities and Exchange Commission
Thomas B. Winmill, Esq., Foxby Corp.
John F. Ramirez, Esq., Foxby Corp
Gregg T. Abella, Remington Value & Special Situations Fund, LLC

Exhibit A attached hereto.

EXHIBIT A

From: Gregg Abella [mailto:gabella@investmentpartners.com]
Sent: Tuesday, July 24, 2012 11:11 AM
To: Thomas Winmill
Cc: Baker, John
Subject: Foxby's Preliminary Proxy Statement
Importance: High

Dear Tom,

I am sorry to hear about your father's passing.

I noticed yesterday that a preliminary proxy statement was filed for Foxby's upcoming meeting - which reminded me that Remington's shareholder proposal from 2009 was never considered at a shareholder's meeting (because no such meeting was scheduled for 2009, 2010, or 2011).

Since Remington continues to own at least $2,000 worth of Foxby Corp and its proposal was not withdrawn, then it appears that Remington's shareholder proposal is technically still eligible to be included in Foxby's proxy statement.

I feel that your firm should have discussed the basis for your decision to exclude Remington's shareholder proposal with me prior to issuing Foxby's preliminary proxy statement, but I am open to talking about it in a conference call among you, me, and John Baker (from Stradley Ronon) to see how/if this matter can be resolved. Can you please let me know by noon on Friday if such a call can be arranged? Thank you.

Regards,

Gregg

Gregg T. Abella
Co-Principal
Investment Partners Group
1 Highland Avenue
Metuchen NJ 08840
Tel: 732-205-0391
Fax: 732-205-0395
www.investmentpartners.com

reviewing/evaluating/revising our previous recommendations and/or services, or if you want to impose, add, to modify any reasonable restrictions to our investment advisory services, or if you wish to direct that Investment Partners Asset Management, Inc. to effect any specific transactions for your account. A copy of our current written disclosure statement discussing our advisory services and fees continues to remain available for your review upon request.

****

REMINGTON
Value & Special Situation Fund, LLC
One Highland Avenue, Metuchen, NJ 08840 •Tel (732) 205-0391 Fax (732) 205-0395

July 24, 2012

VIA EMAIL AND UPS

Mr. John F. Ramírez, Secretary
Foxby Corp.
11 Hanover Square
New York, NY 10005

Dear Mr. Ramírez:

It has come to our attention that Foxby Corp. has filed a preliminary proxy statement for its next meeting. Please note that Remington Value & Special Situation Fund, LLC in 2009 provided Foxby Corp. with a shareholder proposal and supporting statement, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, for inclusion in the proxy statement of Foxby Corp. for its next meeting. Though these materials were sent in 2009, Foxby Corp. did not schedule an annual meeting in 2009, 2010, or 2011. Since that shareholder proposal and supporting statement were not withdrawn, and your upcoming meeting is the first shareholder meeting of Foxby Corp. since they were timely submitted, we think the proposal and supporting statement should be included in the Foxby Corp. proxy statement. Copies of the shareholder proposal and supporting statement submitted in 2009 are enclosed for your convenience.

If you wish to discuss this matter, please contact John Baker of Stradley Ronon Stevens & Young, LLP, at (202) 419-8413 to arrange a conference call with me.

Very truly yours,

Gregg T. Abella

Enclosures

cc: John M. Baker, Esq.
Thomas Winmill

IMG # 1178022 v.1

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Telephone (202) 822-9611
Fax (202) 822-0140
www.stradley.com

April 30, 2009

VIA FEDERAL EXPRESS (Tracking No. 7965 6748 1004)

Mr. John F. Ramírez, Secretary
Foxby Corp.
11 Hanover Square
New York, NY 10005

Dear Mr. Ramírez:

Please find enclosed, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, a shareholder proposal and supporting statement from Remington Value & Special Situation Fund, LLC ("Remington"), for inclusion in the proxy statement of Foxby Corp. for its next annual meeting. A cover letter from Remington and statements from Cede & Co. and Pershing LLC, verifying Remington's ownership, are also enclosed.

Please contact me at (202) 419-8413 if you have any questions.

Very truly yours,

John M. Baker

Enclosures

cc: Mr. Gregg T. Abella (w/enclosures)
Lawrence P. Stadulis, Esq. (w/enclosures)

REMINGTON
Value & Special Situation Fund, LLC
One Highland Avenue, Metuchen, NJ 08840 •Tel (732) 205-0391 Fax (732) 205-0395

April 29, 2009

Mr. John F. Ramirez
Secretary
Foxby Corporation
11 Hanover Square
New York, NY 10005

Re: Shareholder Proposal for Foxby Corp. ("Foxby" or "The Fund")

Dear Mr. Ramirez:

We, The Remington Value & Special Situation Fund LLC, hereby submit as Exhibit A the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. We wish to inform you that we do not want to control or manage Foxby, nor do we seek board representation currently. We are making this proposal as 2.75% owners of Foxby, and currently hold 71,873.3564 shares, of which 68,873.3564 shares have been held for one year or longer. Enclosed please find written statements regarding our holding of Foxby Corp. We intend to continue to hold the shares of the Fund through the date of the next annual meeting or any earlier meeting.

If you have any questions regarding this matter, please contact John Baker at Stradley Ronon: 202.419.8413

Regards,

Gregg T. Abella
Officer of Managing Member

cc: John Baker, esq. – Stradley Ronon
Larry Stadulis, esq. – Stradley Ronon

Enc.

EXHIBIT A

RESOLVED: The shareholders of Foxby Corp. ("Foxby" or the "Fund") request the Board of Directors to consider seeking an appropriate registered investment company, or series thereof (including other Winmill funds), with the potential goal of effecting a merger or similar transaction with such company or series that is in the best interests of the Fund and its shareholders.

We consider this a prudent decision because it addresses the following issues:

Size

According to its 2008 annual report, Foxby's net asset value and share price decreased by 63.27% and 81.42% respectively – with net assets being roughly $3.3 million at December 31, 2008. From those 2008 year-end figures, the Fund would have to increase in terms of net asset value and share price by 172% and 438%, respectively, merely to regain December 31, 2007 levels. As of March 31, 2009, the Fund's 3-year, 5-year, and since-inception annualized total returns are -26.81%, -15.99%, and -19.99% respectively. Now that the Fund is smaller than in the past, we fear it may be harder to post positive returns in light of the expenses Foxby faces.

Discount

In October 2008 Foxby delisted from the American Stock Exchange to have its shares trade on the OTC Bulletin Board. This change appears to have widened the Fund's discount gap. During the six-month period from October 2008 through March 2009, the average month-end discount to net asset value grew to 42.74% (versus the 19.74% month-end average for the prior 6-month period). Foxby's gap currently ranks among the largest discounts of any closed-end fund. The Fund indicated in its 2007 annual report that it may in the future purchase shares of its common stock in the open market – a concept we supported. However, perhaps due to the Fund's diminished size, it does not appear that Foxby repurchased any shares in 2008 - even as the Fund traded at a discount as great as 71.54% on December 23, 2008.

Expenses

Foxby was already small compared to many closed-end funds prior to the decline in assets during 2008, and its reported expense ratio over the past five fiscal years ranged from 2.33% to 7.76%. According to Foxby's annual reports, the expenses of the Fund for the past 3 years averaged $218,630. Using that number, on year-end assets of roughly $3.3 million, we estimate that the going-forward annualized expense ratio of the Fund could be as high as 6% to 7%. While some of these expenses are based on percentages of the Fund's assets (and the annualized expense ratio therefore may be somewhat lower than we project), we still think that the ongoing expenses need to be addressed given the Fund's size.

Conclusion

We assert that prudent board members, evaluating objectively the Fund's size, discount to asset value, and expense ratio, should favorably consider alternatives for Foxby at this time – with the most practical solution potentially being a merger or similar transaction.

Pershing

One Pershing Plaza
Jersey City, NJ 07399

The BANK of NEW YORK.

April 28, 2009

Foxby Corp
11 Hanover Square
New York, NY 10005

Re: **Foxby Corp Common Stock Ownership** (Cusip # 351645106)

To whom it may concern:

This letter certifies that Remington Value & Special Situation Fund LLC, is the beneficial owner of **71,873.3564** shares of Foxby Corp Common Stock of which **68,873.3564** have been held at least one year. Remington Value & Special Situation Fund advises that they intend to hold their shares through the date of the annual meeting. The shares are held at Pershing LLC, DTC 443.

Very truly yours,

{Name} Josph Lavara
{Title} Assistant Vice President

SIGNATURE GUARANTEED
MEDALLION GUARANTEED

Cede & Co.
CO/ The Depository Trust Company
55 Water Street
New York, NY 10041

April 27, 2009

Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

Re: Foxby Corp

Dear Sir;

The records of the Depository Trust Company ("DTC") indicate that DTC's nominee, Cede & Co., is a holder of shares of common stock of **Foxby Corp Cusip #351645106** (the "shares"). DTC confirms to you that as of **April 27, 2009** the DTC Participant account of 443 (Pershing LLC) is credited with **71,873.3564** shares.

Very truly yours,

CHERYL LAMBERT

Cede & Co

BY:____________________
(Partner)

Dated: 28 April 2009

FOXBY CORP. ANNOUNCES APPROVAL OF INTERIM INVESTMENT MANAGEMENT AGREEMENT

NEW YORK, NY – June 19, 2012 –Foxby Corp. (Ticker: FXBY) ("Fund") today announced the approval of an interim investment management agreement ("Interim Agreement") between the Fund and CEF Advisers, Inc., its investment manager ("Investment Manager").

The Board of Directors ("Board") of the Fund approved the Interim Agreement because the passing of Bassett S. Winmill on May 15, 2012 may be deemed to have resulted in a change in control of Winmill & Co. Incorporated ("Winco"), the parent company of the Investment Manager. Under the Investment Company Act of 1940, as amended ("1940 Act") such a change in control results in an assignment of the investment management agreement between the Fund and the Investment Manager and its automatic termination.

The Interim Agreement is substantially identical to the investment management agreement that was previously in effect for the Fund (with the exception of different effective and termination dates) and will not result in changes in the management of the Fund, its investment objectives, fees or services provided. The Interim Agreement became effective on May 15, 2012 and will be in effect for a period of up to 150 days. The Fund will seek shareholder approval of a new investment management agreement ("New Agreement") with the Investment Manager at an upcoming special meeting of the Fund's shareholders expected to take place prior to October 12, 2012. It is currently anticipated that the proposed New Agreement will contain certain changes, including an increase of the investment advisory fee, which will be discussed in more detail in the proxy statement that is expected to be mailed to shareholders in the third quarter of 2012.

About the Fund

The Fund is a closed end fund seeking total return. The Fund may invest in equity and fixed income securities of both new and seasoned U.S. and foreign issuers, including securities convertible into common stock and debt securities, closed end funds, and mutual funds. The Fund uses a flexible strategy in the selection of securities and is not limited by the issuer's location, industry, or market capitalization. The Fund may employ aggressive and speculative investment techniques, such as selling securities short, employing futures and options, derivatives, and borrowing money for investment purposes, an approach known as "leverage." A potential benefit of its closed end structure, the Fund may invest without limit in illiquid investments such as private placements and private companies. The Fund may also invest defensively in high grade money market instruments.

Investors should consider the Fund's investment objectives, strategies, risks and expenses carefully before investing. This information, and other information concerning the Fund, can be found on file with the U.S. Securities and Exchange Commission and at www.FoxbyCorp.com. An investor should carefully read the Fund's registration statement before investing.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, or an exemption therefrom.

Safe Harbor Note

This release contains certain "forward looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Fund, which may cause the Fund's actual results to be materially different from those expressed or implied by such statements. The forward looking statements made herein are only made as of the date of this announcement, and the Fund undertakes no obligation to publicly update such forward looking statements to reflect subsequent events or circumstances.

Contact: Thomas O'Malley
Chief Financial Officer
1-212-785-0400, ext. 267
tomalley@FoxbyCorp.com
www.FoxbyCorp.com